UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

GREEN COFFEE COMPANY HOLDINGS, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1027602
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1301 West 22nd St. Suite 310

Oak Brook, Illinois, 60523

(Mailing Address of principal executive offices)

(716) 997-9074

Issuer’s telephone number, including area code

Item 3. Financial Statements

GREEN COFFEE COMPANY HOLDINGS, LLC

AND SUBSIDIARIES

Consolidated Financial Statements as of June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and June 30, 2025

GREEN COFFEE COMPANY HOLDINGS, LLC

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2026	December 31, 2025
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,261,338	$1,003,825
Accounts receivable-
Trade	2,350,831	1,097,968
Other receivables	1,657,455	87,878
Inventories	9,685,734	3,641,121
Prepayments	1,571,089	1,611,490
Current portion of biological assets, net	3,211,930	1,641,319

	20,738,377	9,083,601

PROPERTY, PLANT AND EQUIPMENT, net	60,244,580	60,817,913

INTANGIBLE ASSETS, net	532,490	643,784

OTHER NON-CURRENT ASSETS	740,203	535,277

RIGHT OF USE ASSET	274,004	300,091

BIOLOGICAL ASSETS, net	46,544,004	46,468,533

	$129,073,658	$117,849,199

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES:
Current portion of long-term debt-
Commercial loans payable	$4,862,961	$5,292,095
Operating lease liability	60,536	57,660
Seller financing	181,471	2,805,929
Payroll benefits payable	234,074	356,430
Accounts payable trade	4,126,296	2,429,785
Other payable	1,427,140	251,277

	10,892,478	11,193,176

LONG-TERM LIABILITIES:
Operating lease liability	248,180	279,110
Commercial loans payable	19,357,414	11,088,131
Seller financing	2,872,350	-
Deferred tax liability, net	5,715,766	5,715,766

	28,193,710	17,083,007

	39,086,188	28,276,183

MEMBERS' CAPITAL	89,987,470	89,573,016

	$129,073,658	$117,849,199

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GREEN COFFEE COMPANY HOLDINGS, LLC

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

June 30, 2026 and 2025

	2026	2025
NET SALES	$4,849,692	$13,151,247

COST OF SALES	(4,667,144)	(12,674,881)

GROSS PROFIT (LOSS)	182,548	476,366

OPERATING GAINS AND EXPENSES:
General and administrative	(5,405,896)	(4,977,483)
Depreciation and amortization	(1,094,482)	(1,059,569)
Other operating income	222,784	151,596
Realized exchange rate gain (loss)	(21,497)	21,370

	(6,299,091)	(5,864,086)

OPERATING LOSS	(6,116,542)	(5,387,720)

OTHER NON-OPERATING EXPENSES:
Bank fees and commissions	(65,628)	(48,496)
Tax on financial transactions	(88,463)	(141,224)
Interest expense	(1,167,489)	(775,623)
Other expenses	(16,669)	(12,751)

	(1,338,249)	(978,094)

LOSS BEFORE PROVISION FOR INCOME TAXES	(7,454,791)	(6,365,814)

NET LOSS	(7,454,791)	(6,365,814)

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	(1,128,589)	(517,803)
Fair value cross currency swap	-	464,197

	(1,128,590)	(53,606)

COMPREHENSIVE INCOME (LOSS)	$(8,583,381)	$(6,419,420)

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GREEN COFFEE COMPANY HOLDINGS, LLC

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' CAPITAL (UNAUDITED)

June 2026 / December 2025

		Accumulated
	Members'	Other		Total
	Equity	Comprehensive	Retained	Members'
Description	Share	Income (Loss)	Earnings	Capital
MEMBERS' CAPITAL, December 31, 2024	$84,162,887	$(385,476)	$1,854,635	$85,632,046

Net loss, as restated	-	-	(8,995,692)	(8,995,692)
Issuance of additional shares, as restated	13,293,331	-	-	13,293,331
Fair value cross currency swap	-	911,518	-	911,518
Foreign currency translation adjustment from subsidiaries, as restated	-	(1,268,187)	-	(1,268,187)

MEMBERS' CAPITAL, December 31, 2025	97,456,218	(742,145)	(7,141,057)	89,573,016

Net loss	-	-	(7,454,791)	(7,454,791)
Issuance of additional shares	8,997,835	-	-	8,997,835
Foreign currency translation adjustment from subsidiaries	-	(1,128,590)	-	(1,128,590)

MEMBERS' CAPITAL, June 30, 2026	$106,454,053	$(1,870,735)	$(14,595,848)	$89,987,470

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GREEN COFFEE COMPANY HOLDINGS, LLC

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

June 2026 / December 2025

	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,454,791)	$(8,995,692)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	980,070	1,874,229
Amortization of intangibles	111,294	204,017
Amortization of biological assets	3,118	6,824
Amortization of operating lease	26,087	36,678
Gain arising from changes in fair value of biological assets	-	(4,755,781)
Deferred income tax expense	-	1,651,424
Change in operating assets and liabilities:
Decrease (increase) in assets-
Accounts receivable	(2,822,441)	3,578,708
Inventories	(6,044,613)	1,429,334
Prepayments and other current and non-current assets	(164,525)	(977,375)
Current portion of biological assets	(1,570,611)	771,813
Increase (decrease) in liabilities-
Accounts payable trade	1,668,457	1,121,503
Payroll benefits payable	(122,356)	56,660
Other payable	1,175,863	14,584

Net cash used in operating activities	(14,214,447)	(3,983,074)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of intangible assets	-	(95,110)
Acquisition and improvements of biological assets	(78,589)	(2,973,306)
Acquisition of property, plant and equipment	(406,737)	(2,657,742)

Net cash used in investing activities	(485,326)	(5,726,158)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares	8,997,835	13,293,331
Proceeds from loan payable	7,624,387	-
Payments to loan payable	(1,287,285)	(4,571,196)
Payments to seller financing loans	-	(2,129,334)

Net cash provided by financing activities	15,334,937	6,592,801

Effect of fair value cross currency swap	-	911,518
Effect of exchange rate on financial liabilities	1,750,939	-
Exchange rate effect on local currency assets and liabilities	(1,128,590)	(1,268,187)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,257,514	(3,473,100)

CASH AND CASH EQUIVALENTS, beginning of year	1,003,825	4,476,925

CASH AND CASH EQUIVALENTS, end of year	$2,261,338	$1,003,825

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GREEN COFFEE COMPANY HOLDINGS, LLC

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Organization and summary of significant accounting policies:

A)	Organization – Green Coffee Company Inc. was incorporated under the Limited Liability Company Law No. 4 of January 9, 2009 of the Republic of Panama on June 13, 2017 and is engaged in the coffee industry, principally as producer and distributor of coffee. The consolidated financial statements include all subsidiaries and entities in which Green Coffee Company Inc. holds an ownership interest except where otherwise specified.

On May 5, 2020, Green Coffee Company Inc. was converted from a Republic of Panama company to a US company registered in the State of Delaware as a limited liability company and changed its name to Green Coffee Company Holdings, LLC (the “Company” or the “Group”). This conversion and naturalization had no effects on the carrying values of the assets and liabilities of the Company.

As of December 31, 2021, Green Coffee Company Holdings, LLC held a 100% interest in GCC Trading LLC, also a US company registered in the State of Delaware as a limited liability on June 22, 2020, and Green Coffee Company S.A.S., both included in the accompanying consolidated financial statements of the Group. Green Coffee Company S.A.S. (GCCSAS) was incorporated on June 6, 2017 in Medellín, Colombia, and is engaged in coffee planting and growing operations. GCCSAS owns 100% of shares issued and outstanding of Agrosura S.A.S. Zomac (ASAS), incorporated on March 6, 2018 in Antioquía, Colombia, as well as GCC Zona Franca S.A.S., incorporated on April 25, 2024.

As of December 31, 2023, Green Coffee Company Holdings, LLC also held a 100% ownership interest in GCC Green Coffee LLC, a U.S. company registered in the State of Delaware on November 10, 2023. GCC Green Coffee LLC is included in the accompanying consolidated financial statements of the Company.

Operations of ASAS include mainly the following activities:

•	Sowing of cultivation, commercialization and export of coffee, fruits, and agro-industrial products in their natural and / or processed state.

•	Wholesale and retail marketing of coffee in its parchment, green and processed forms. Export of coffee.

•	Research of coffee improvement projects with a view to the production of specialty coffee.

The Company is a member of a group of affiliated companies and has extensive transactions and relationships with members of the group; consequently, results may differ from those among unrelated parties.

B)	Summary of significant accounting policies – The accounting policies followed by the Company conform to predominant industry practices that are in accordance with accounting principles generally accepted in the United States of America (US GAAP). The most significant accounting policies followed by the Company are summarized below:

Principles of consolidation – The consolidated financial statements include the account balances and transactions of Green Coffee Company Holdings, LLC and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights. Investments in affiliates over which the Company has significant influence but not a controlling interest, such as interests in entities owned equally by the Company and a third party that are under shared control, are carried on the equity basis.

Use of estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment, valuation of deferred tax assets, recoverability of property, plant and equipment, and estimates used to assess the value of intangible and biological assets.

GREEN COFFEE COMPANY HOLDINGS, LLC

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value of financial instruments – The carrying amount of the Company´s financial instruments (cash, accounts receivable, accounts payable, accrued liabilities and due from/to related entities) are considered reasonable estimates of fair value due to the short period to maturity.

Cash and cash equivalents – Cash consists of cash held with reputable financial institutions in the United States and the Republic of Colombia. The Group also considers investments in instruments purchased with an original maturity of 90 days or less to be cash equivalents. The Group also classifies amounts in transit from payment processors for customer credit card and debit card transactions as cash equivalents. If these investments are extended for additional terms, exceeding three (3) months, they will be treated as financial instruments.

Trade accounts receivable – The Company sells its products to customers extending credit, generally without requiring collateral, based on the evaluation of the customer’s financial condition.

Allowance for credit losses and doubtful accounts – Allowance for credit losses is determined under the Current Expected Credit Losses (CECL) methodology which uses the loss-rate approach and is measured on a collective (pool) basis when similar risk characteristics exist. Where financial instruments do not share risk characteristics, they are evaluated on an individual basis. The CECL allowance is based on relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. There is no allowance for credit losses as of June 30, 2026 and December 31, 2025, and there was no change in the allowance for credit losses during the periods ended June 30, 2026 and December 31, 2025.

For the period ended June 30, 2026, the Company early adopted Accounting Standard Update (ASU) 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The adoption of this ASU was prospectively and did not have a significant impact on the Company’s financial statements. No transition adjustment was necessary as part of the adoption. The Company elected the practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. In addition, the Company made an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. Subsequent collections were evaluated until the date these financial statements were issued when determining the need for an allowance for credit losses.

Inventories – Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Products that are considered to be damaged or expired are written-off.

Inventories of agricultural products are measured at fair value less costs to sell on the date of collection.

Property, plant and equipment – Property, plant and equipment is recorded at cost less accumulated depreciation and amortization. Cost of property, plant, and equipment includes the acquisition price, costs incurred to bring them into operating condition at the current location, and the initial estimate of decommissioning costs. Major renewals and betterments are capitalized while maintenance and repairs, which do not improve or extend the life of the respective assets, are charged to expense as incurred. Upon retirement or other disposal of properties, the related cost and accumulated depreciation and amortization are removed from the accounts. Gains or losses on sale or retirement of property and equipment are reflected in operations. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. Costs of repairs and maintenance are charged to expense while major improvements are capitalized.

Biological assets – The Company measures the biological assets of harvested or collected agricultural products that come from the Company's biological assets at fair value less costs to sell at the point of harvest or collection. The change in fair value is accounted for as a gain (loss) in the accompanying consolidated statements of operations and comprehensive income.

GREEN COFFEE COMPANY HOLDINGS, LLC

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company measures the biological assets of coffee, at the time of initial recognition, and on each reporting date, at cost less amortization. This measurement is the cost as of that date, for the purposes of initial recognition as inventories.

Impairment of long-lived assets – Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The key inputs into the Company’s impairment analysis include, but are not limited to, the holding period, net operating income, and capitalization rates. In such cases, the Company will evaluate the recoverability of such long-lived assets based on estimated future cash flows and the estimated liquidation value of such long-lived assets and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the long-lived asset. If impaired, the long-lived asset will be written down to its estimated fair value.

The Company’s impairment analysis identifies and evaluates events or changes in circumstances that indicate the carrying amount of a long-lived asset may not be recoverable, including determining the period. No impairment charges were recorded during the years ended June 30, 2026 and December 31, 2025.

Intangible assets – Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. These assets have been acquired separately, the cost of which includes the acquisition price and any cost attributable to preparing the asset for its intended use. As part of a business combination, its cost corresponds to the fair value on the acquisition date, whose cost corresponds to the fair value on the date it is received. Amortization is distributed systematically over the useful life of the depreciable amount; the amortization charge is recognized as an expense and is recorded from the moment the intangible asset is available for use.

Financial liabilities – Financial liabilities include debt instruments (such as a promissory note or loan payable) and accounts payable in legal and foreign currency. Amortized cost corresponds to the net value of the initial recognition amount less repayments of the principal plus or minus the accumulated amortization, using the effective interest method of any difference between the initial recognition value and the value at maturity. The estimates under the effective interest method include all the contractual conditions of the financial instrument and credit losses incurred. The effective interest rate was determined based on the carrying amount of the financial liability at the time of initial recognition. The amortized cost of a financial liability is the present value of future cash flows payable discounted at the effective interest rate and the interest expense in a period is equal to the carrying amount of the financial liability at the beginning of a period multiplied by the effective interest rate for the period. Variable interest rate financial liabilities are initially recorded at the amount payable at maturity with a periodic re-estimate of cash flows to reflect changes in market interest rates.

Payroll benefits payable – Employee benefits comprise all types of consideration that the Company provides to workers, including senior management, in exchange for their services. In the short term, the benefits to which employees are entitled because of the services provided to the Company, the payment of which will be made within the twelve months following the end of the period. They are recognized as of the reporting date, as a liability after deducting the amounts that have been paid directly to the employees as operating expense.

Leases – The Company accounts for leases following the Financial Accounting Standards Board’s (FASB) Accounting Standard Codification (ASC) 842, Leases (Topic 842).

The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. A contract is or contains a lease when (i) explicitly or implicitly identified assets have been deployed in the contract and (ii) the Company obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. The Company also considers whether its service arrangements include the right to control the use of an asset.

GREEN COFFEE COMPANY HOLDINGS, LLC

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company made an accounting policy election available under Topic 842 not to recognize right-of-use (ROU) assets and lease liabilities for leases with a term of 12 months or less. For all other leases, ROU assets and lease liabilities are measured based on the present value of future lease payments over the lease term at the commencement date of the lease. The ROU assets also include any initial direct costs incurred and lease payments made at or before the commencement date and are reduced by any lease incentives. To determine the present value of lease payments, the Company made an accounting policy election available to non-public companies to utilize a risk-free borrowing rate, which is aligned with the lease term at the lease commencement date.

The Company has made an accounting policy election to account for lease and non-lease components in its contracts as a single lease component.

Revenue recognition – Revenue and related cost of sales are recorded when performance obligations with the customers are satisfied; generally, this occurs with the transfer of control of the products to customers. Revenues are reduced by discounts or rebates and other similar allowances estimated for customers.

Revenue from service contracts is recognized by the status of completion of the contract. Contract completion status is determined using the method of completion(s) of a physical proportion of the service transaction or employment contract that most reliably measures the work performed.

Other income – Income from interest, royalties and dividends is recorded when it is probable that the entity will obtain economic benefits associated with the transaction and the amount of income can be measured reliably. Interests are recognized using the effective interest method, royalties using the accrual basis in accordance with the essence of the corresponding agreement, and dividends when the members’ right to receive them is established.

Comprehensive income – Comprehensive income consists of net income and certain changes in members’ equity other than transactions with owners. Other comprehensive income (loss) relates to foreign currency translation adjustment and cross currency swaps.

Debt issuance costs – Fees charged by institutions in connection with financing are capitalized and amortized to interest expense under a straight-line method, which approximates the effective interest method. Debt issuance costs related to a recognized debt liability, excluding revolving line of credit, are presented in the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability.

Advertising costs – The Company expenses the costs of advertising the first time the advertising takes place. Advertising costs amounted to approximately $472,901 and $1,086,000 for the years ended June 30, 2026 and December 31, 2025.

Foreign currency transactions

A)	Functional and presentation currency – The subsidiaries, Green Coffee Company S.A.S. and Agrosura S.A.S. Zomac, functional currency is the Colombian peso (COP). These financial statements as of and for the periods ended June 30, 2026 and December 31, 2025, are prepared using the Colombian peso functional currency set of issued financial statements. In the COP functional currency financial statements, the prevailing year-end rate to convert US dollar denominated financial assets and liabilities was COP $3,443.59 and COP $3,733.14 to USD $1.00 for the periods ended June 30, 2026 and December 31, 2025, respectively, except for property, plant and equipment and intangible and biological assets for which the average acquisition value was used.

The periods ended in June 30, 2026, and December 31, 2025, GCC Holdings LLC, GCC Trading LLC, and GCC Coffee LLC have the United States dollar (USD) as their functional currency, and their financial statements are presented in USD.

GREEN COFFEE COMPANY HOLDINGS, LLC

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B)	Transactions and balances – Foreign currency transactions are translated into the functional currency using an exchange rate set at the beginning of the year, which is reflective of the average prevailing rates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations and comprehensive income within operating expenses.

Translation differences on non-monetary financial assets and liabilities such as financial liabilities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences in non-monetary financial assets, such as investments classified as available-for-sale, are included in other comprehensive income.

Income taxes – The taxable profit for the Colombian subsidiaries has been reflected within this report. For the Colombian subsidiaries, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases (temporary differences), and operating losses, and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties as income tax expenses.

The Company uses an asset and liability approach in the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the Company’s differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

1)	Risks and uncertainty:

A)	Concentrations of credit risk – The Company maintains cash deposits with financial institutions located in the United States that, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC) of $250,000. As of June 30, 2026 and December 31, 2025, the Company’s deposits held in financial institutions located in the United States exceeded the FDIC’s insured amount of $250,000 by approximately $1,668,288 and $202,000, respectively. The Company monitors the credit quality of this highly credited financial institution and believes it is not exposed to any significant credit risk with respect to these deposits. Also, cash deposits are held with reputable financial institutions in the Republic of Colombia, which are not insured, and management considers any credit exposure to be remote as the banks are highly rated international institutions.

The Company exposure to credit risk is limited due to the number of entities comprising trade accounts receivable and the outstanding balances generally have quick collection turnarounds.

B)	Market risk – Market risk for the Company comprises foreign currency risk and interest rate risk.

Foreign currency risk – Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates and exchange control regulations. Exposure to currency exchange rates arise from the Company’s use of overseas services. Most of the Company’s transactions outside of Colombia are carried out in U.S. dollars and, as such, management does not expect any material losses as a result of foreign currency risk.

GREEN COFFEE COMPANY HOLDINGS, LLC

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest rate risk – The Company is subject to interest rate risk in respect of its cash and cash equivalents. The Company’s cash and cash equivalents deposited in a financial institution located in the Republic of Colombia accrued interest at an average rate of 6.49%. Management frequently monitors interest rates and does not anticipate any material losses.

2)	Cash and cash equivalents:

As of June 30, 2026 and December 31, 2025, cash and cash equivalents are as follows:

Description	2026	2025
Cash	$2,102,287	$992,719
Cash equivalents	159,051	11,106

	$2,261,338	$1,003,825

3)	Accounts receivable:

As of June 30, 2026 and December 31, 2025, accounts receivable consists of the following:

Description	2026	2025
Trade receivables	$2,350,831	$1,097,968
Other receivables	1,657,455	87,878

	$4,008,286	$1,185,846

4)	Inventories:

As of June 30, 2026 and December 31, 2025, inventories consist of the following:

Description	2026	2025
Spare parts and accessories	$380,535	$414,068
Raw materials and supplies	596,865	1,882,860
Product in process	2,205	134,530
Finished coffee products	8,706,129	1,209,663

	$9,685,734	$3,641,121

Inventories do not have restrictions or encumbrances that limit their negotiation or realization. The inventory balances are represented in the main elements necessary to carry out the operation and the agricultural products harvested in the biological assets.

GREEN COFFEE COMPANY HOLDINGS, LLC

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5)	Property, plant and equipment:

Property, plant and equipment as of June 30, 2026 and December 31, 2025, consist of the following:

Description	Estimated useful lives in years	2026	2025
Land		$26,803,904	$26,799,803
Constructions in progress		2,740,577	2,426,062
Constructions and buildings	20-40	20,987,302	20,908,199
Machinery and equipment	8-15	7,462,895	7,454,207
Office equipment	5-10	219,885	215,937
Computer and communication equipment	3-5	1,834,938	1,838,554
Fleet and transport equipment	10-15	2,297,966	2,297,968
Depreciable crops	10-15	3,350,286	3,350,286

		65,697,753	65,291,016
Less: Accumulated depreciation and amortization		(5,453,173)	(4,473,103)

		$60,244,580	$60,817,913

6)	Intangible assets:

Intangible assets represent licenses and its related accumulated amortization. As of June 30, 2026 and December 31, 2025, are as follows:

Description	2026	2025
Licenses	$890,301	$890,301
Less: Accumulated amortization	(357,811)	(246,517)

	$532,490	$643,784

GREEN COFFEE COMPANY HOLDINGS, LLC

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7)	Reconciliation of changes in biological assets carrying amount:

Following is a reconciliation of changes in the carrying amount of biological assets for the six-month period ended June 30, 2026, and for the year ended December 31, 2025.

Description	2026	2025
Fair value, beginning of year	$48,109,852	$44,509,688
Change in fair value	-	4,755,781
Acquisition and improvements of biological assets	2,951,828	2,973,306
Less: Harvest of biological assets	(1,302,627)	(771,813)
Less: Reclassification to Property, plant and equipment	-	(3,350,286)
Less: Amortization expense	(3,118)	(6,824)

Fair value, end of year	49,755,935	48,109,852
Less: Current portion of biological assets, net	(3,211,930)	(1,641,319)

Non-current portion of biological assets, net	$46,544,004	$46,468,533

8)	Accounts payable trade:

The Company’s accounts payable trade as of June 30, 2026 and 2025, are as follows:

Description	2026	2025
Coffee suppliers	$2,450,927	$268,157
Engineering and construction services	4,237	-
Raw Materials	253,208	57
Professional fees	205,181	283,739
Other trade suppliers	382,163	-
Other accrued and operating payables	830,580	1,877,832

	$4,126,296	$2,429,785

9)	Other payable:

The Company’s other payable as of June 30, 2026 and December 31, 2025, are as follows:

Description	2026	2025
Taxes and related withholdings (VAT and other)	$70,364	$51,970
Other providers	1,340,421	199,307

	$1,427,140	$251,277

10)	Commercial loans payable:

As of June 30, 2026 and December 31, 2025, the Company has loans payable with third-party commercial lenders for $24,220,375 and $16,380,226 that bear interest from 3.32% to 20.83% with principal and interest due in 2029 and secured by machinery and equipment, land and buildings. As of June 30, 2026 and December 31, 2025, the current portion of past due bank loans is $4,862,961 and $5,292,095, respectively.

GREEN COFFEE COMPANY HOLDINGS, LLC

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11)	Seller financing:

As of June 30, 2026 and December 31, 2025, the Company has outstanding seller financing loans of $3,053,821 and $2,805,929, respectively, payable through 2027 and secured by land, the current portion of these loans is $181,471. The Company is currently renegotiating the terms of seller financing loans due in 2026.

12)	Leases:

On March 24, 2025, the Company entered a noncancelable operating lease for office space with a lease term of 66 months commencing on May 1, 2025. The lease provides for initial annual base rent of $77,880, subject to contractual rent escalations, and includes a six-month rent abatement for the first six full months of the lease term. At lease commencement, the Company recognized a ROU asset and related operating lease liability of $333,955, representing the present value of future lease payments over the lease term. The Company did not select the practical expedient to use a risk-free discount rate and instead applied an incremental borrowing rate of 7.22%; the monthly rate used in the amortization schedule was 0.58%. The lease also required a security deposit of $20,081, which is recorded separately and is not included in the measurement of the lease liability.

For the six-month period ended June 30, 2026, and for the year ended December 31, 2025, the component of the lease cost is as follows:

Description	Financial Statements Classification	2026	2025
Operating lease cost	General and administrative	$37,244	$49,658

Maturities of lease liability for the operating lease are as follows as of December 31, 2025:

Year ending December 31,	Amount
2026	$39,751
2027	80,584
2028	82,207
2029	83,829
2030	71,120

Total lease payments	357,491
Less: Imputed interest	(48,775)

Present value of operating lease liability	308,716
Less: Current portion	(60,536)

$248,180

As of June 30, 2026, the remaining lease terms and discount rates for the Company’s operating lease are as follows:

Description	2026
Remaining lease term in years	4.5 years

Discount rate	7.22%

GREEN COFFEE COMPANY HOLDINGS, LLC

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13)	Members’ capital:

As of June 30, 2026 and December 31, 2025, the Company had Class A common interests issued and outstanding amounting to 133,691.19 and 125,809.81, respectively, with no par value. As of June 30, 2026, the Company also had Class B common interests issued and outstanding amounting to 4,537,262 with no par value.

Subsequent to June 30, 2026, on July 6, 2026, the Company commenced an offering of Class B common interests pursuant to Regulation A under the Securities Act of 1933, as amended. The Company is seeking to raise $75 million. As of September 28, 2026, the Company has issued 3,283,847 Class B common interests for gross proceeds of $3,612,232.

14)	Supplemental disclosures for statements of cash flows:

A)	Non-cash financing transactions – During the period ended in June 30, 2026, and the year ended in December 31, 2025, investing and financing activities consisted of the following:

Description	2026	2025
Harvest of biological assets	$(1,302,627)	$(771,813)
Reclassification from Biological assets to Property, plant and equipment	$-	$3,350,286

B)	Other cash flows transactions – Total interest paid during the period ended in June 30, 2026, and the year ended in December 31, 2025, amounted to approximately $1,167,489 and $775,623, respectively.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

1.1	DealMaker Securities Order Form (1)
2.1	Certificate of Formation (1)
2.2	Second Amended and Restated Limited Liability Company Agreement (1)
4.1	Form of Subscription Agreement (1)
6.1	Joint Development Agreement between Green Coffee Company Holdings, LLC and Promotora de Café Colombia S.A. (1)
6.2	First Amendment to Joint Development Agreement (1)
6.3	Second Amendment to Joint Development Agreement (1)
6.4	Employment Agreement of Ted Skodol (1)

(1)	Filed as an exhibit to the Company’s Offering Statement on Form 1-A (Commission File No. 24-12763 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oak Brook, State of Illinois, on October 2, 2026.

Green Coffee Company Holdings, LLC

/s/ Adam Jason
Name:	Adam Jason
Title:	Co-Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

By:	/s/ Cole Shephard
Name:	Cole Shephard
Title:	Co-Chief Executive Officer, principal financial officer and principal accounting officer

Date: October 2, 2026

By:	/s/ Adam Jason
Name:	Adam Jason
Title:	Co-Chief Executive Officer

Date: October 2, 2026